UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 4, 2003

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 9. Regulation FD Disclosure.

MARYLAND SETTLEMENT AGREEMENT - CASE NO. 8908
STANDARD OFFER SERVICE

On several recent occasions, PHI management indicated that the proposed Maryland Settlement Agreement would provide the Company a Standard Offer Service margin, beginning in July 2004, of approximately the same level as is being provided by the current customer sharing formula in the Generation Procurement Credit. While the gross margins in the proposed settlement range from 4.0 to 6.5 mils, varying by customer class, the net margin expected to be retained by the Company is approximately 2.0 to 2.2 mils or two-thirds of the current margin. Final results will depend on the Maryland Commission's acceptance of the proposed settlement and the level of migration by customer class. The Company plans to propose a similar arrangement in the District of Columbia.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

By: /s/ A. W. WILLIAMS
Andrew W. Williams
Senior Vice President and
Chief Financial Officer

April 4, 2003
DATE